Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
GLYCOMIMETICS, INC.

GlycoMimetics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that:

FIRST: The name of this Company is GlycoMimetics, Inc.

SECOND: The Company’s original Certificate of Incorporation was filed on April 4, 2003. The Certificate of Incorporation was last amended and restated on January 15, 2014.

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Paragraph A of Article IV of the Amended and Restated Certificate of Incorporation to read in its entirety:

“The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of capital stock which the Company shall have authority to issue is One Hundred Fifty-Five Million (155,000,000) shares, of which One Hundred Fifty Million (150,000,000) shares shall be Common Stock (the “Common Stock”), each having a par value of one-tenth of one cent ($0.001), and Five Million (5,000,000) shares shall be Preferred Stock (the “Preferred Stock”), each having a par value of one-tenth of one cent ($0.001).”

FOURTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Company and was duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporate Law of the State of Delaware.

* * * * *

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 1st day of May, 2024.

GLYCOMIMETICS, INC.

By:	/s/ Harout Semerjian
Harout Semerjian President and Chief Executive Officer